Exhibit 21.1

SUBSIDIARIES OF BLACKSTONE SECURED LENDING FUND

Name	Jurisdiction
BGSL JACKSON HOLE FUNDING LLC	Delaware
BGSL BRECKENRIDGE FUNDING LLC	Delaware
BGSL BIG SKY FUNDING LLC	Delaware
BGSL INVESTMENTS LLC	Delaware
BXSL C-1 LLC	Delaware
BXSL C-2 Funding LLC	Delaware
BXSL CLO 2024-1 LLC	Delaware
BXSL CLO 2024-1 Depositor LLC	Delaware
BXSL CLO 2025-1 LLC	Delaware
BXSL Associates GP (Lux) S.à r.l	Luxembourg
BXSL Direct Lending (Lux) SCSp	Luxembourg